UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission file number 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3: File No. 333-220346.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated as of May 31, 2016 and as thereafter amended.
99.2	Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated as of May 31, 2016 and as thereafter amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

Date:May 20, 2020	By:	/s/ James Bodi
Name: James Bodi
Title: Vice President